5100 W. Copans Rd.  Suite 710-810   Margate, FL 33063

www.medianetgroup.com

November 24, 2008

Mr. Brian McCallister

Staff Accountant

US Security and Exchange Commission

100 F St. NE

Washington, D.C.

RE: Medianet Group Technologies, Inc

Form 10-KSB for Fiscal Year Ended 31,2007

Filed April 11, 2008

File No. 0-49801

Dear Mr. McCallister;

As per our conversation of this afternoon, you have been gracious enough to grant us an additional ten (10) business days, until December 12, 2008 to answer your request for additional information as required in your letter dared October 31, 2008. Thank you for your courtesy and patience on the above referenced matter.

Sincerely,

/s/ Alfred Fernandez

Alfred Fernandez

Chief Financial Officer

MediaNet Group Technologies, Inc

954-974-5818 x 205

954-974-5720 Fax

alfernandez@medianetgroup.com